Exhibit 12

H.B. FULLER COMPANY

Computations of Ratios of Earnings to Fixed Charges and

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Thousands of Dollars)

	Nine Months Ended August 28, 2004	Fiscal Year
		2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges:
Earnings:
Income before income taxes, minority interests, equity investments and accounting change	$33,491	$50,808	$40,312	$61,302	$74,770	$72,398
Add:
Interest expense	11,100	15,500	18,389	22,379	24,918	27,907
Interest portion of rental expense	849	1,412	1,702	1,326	1,252	1,096
Distributed earnings of 20-50% owned companies	—	469	—	1,240	734	—

Total Earnings Available for Fixed Charges	$45,440	$68,189	$60,403	$86,247	$101,674	$101,401

Fixed charges:
Interest on debt	$11,031	$14,683	$17,559	$21,678	$24,296	$27,264
Interest portion of rental expense	849	1,412	1,702	1,326	1,252	1,096

Total fixed charges	$11,880	$16,095	$19,261	$23,004	$25,548	$28,360

Ratio of earnings to fixed charges	3.8	4.2	3.1	3.7	4.0	3.6

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$11,880	$16,095	$19,261	$23,004	$25,548	$28,360
Dividends on preferred stock (pre-tax basis)	—	—	11	23	24	25

Total fixed charges and preferred stock dividends	$11,880	$16,095	$19,272	$23,027	$25,572	$28,385

Earnings available for fixed charges and preferred stock dividends	$45,440	$68,189	$60,403	$86,247	$101,674	$101,401

Ratio of earnings to fixed charges and preferred stock dividends	3.8	4.2	3.1	3.7	4.0	3.6